UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.)*

Winner Medical Group Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

97476P204

 (CUSIP Number)

Jianquan Li

Winner Industrial Park, Bulong Road

Longhua, Shenzhen City, 518109

People’s Republic of China

(86-755) 28138888

With copies to:

Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1, Jianguomenwai Avenue

Beijing 100004

China

(8610) 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2012

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	97476P204

1.	NAME OF REPORTING PERSON: JIANQUAN LI
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES? BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,513,569 ordinary shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 13,513,569 ordinary shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,513,569 ordinary shares[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)___
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.45%[2]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

1 The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s ordinary shares. The group collectively own 18,024,134 ordinary shares.

2 Based on 24,371,872 ordinary shares outstanding as of April 1, 2012 (as provided by the Company).

CUSIP No.	97476P204

1.	NAME OF REPORTING PERSON: PING TSE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES? BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,510,565 ordinary shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,510,565 ordinary shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,510,565 ordinary shares[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)___
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.51%[2]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

1 The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s ordinary shares. The group collectively own 18,024,134 ordinary shares.

2 Based on 24,371,872 ordinary shares outstanding as of April 1, 2012 (as provided by the Company).

This Schedule 13D is filed jointly by Mr. Jianquan Li (“Mr. Li”), and Ms. Ping Tse (“Ms. Tse"). Mr. Li and Ms. Tse are married to each other. Mr. Li and Ms. Tse are collectively referred to herein as the “Reporting Persons.”

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by the Reporting Persons with respect to shares of common stock, par value $0.001 per share ("Ordinary Share"), of Winner Medical Group Inc., a Nevada corporation (the “Company”) and amends and supersedes the information provided by Mr. Li in the Schedule 13D initially filed with the United States Securities and Exchange Commission (the “SEC”) on December 22, 2005, as amended on October 22, 2007, and by Ms. Tse in the Schedule 13D initially filed with the SEC on October 17, 2007, as amended on October 22, 2007 (as amended and supplemented to date, the “Original Schedule 13Ds”).

ITEM 1	SECURITY AND ISSUER

The name of the issuer is Winner Medical Group Inc., a Nevada corporation (the “Company”), which has its principal executive offices at Winner Industrial Park, Bulong Road, Longhua, Shenzhen City, 518109, People’s Republic of China. This statement relates to the Company’s common stock, $0.001 par value per share.

ITEM 2	IDENTITY AND BACKGROUND

(a)-(f). This Schedule 13D is being filed jointly by the Reporting Persons, both of whom are Hong Kong citizens (the “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transaction described in Item 4 of this statement.

Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the Ordinary Shares beneficially owned by the other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 7.01. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Li is the Company’s Chairman and Chief Executive Officer. He has served in such capacity since December 16, 2005. The address at which the Reporting Person’s occupation is conducted is Winner Industrial Park, Bulong Road, Longhua, Shenzhen City, 518109, People’s Republic of China.

Ms. Tse is Mr. Li's wife. Ms. Tse’s address is c/o Mr. Jianquan Li, Winner Industrial Park, Bulong Road, Longhua Shenzhen City, 518109, People’s Republic of China.

During the last five years, none of the Reporting Person has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons anticipate that approximately US$27.3 million will be expended in acquiring 6,347,738 outstanding Ordinary Shares owned by shareholders of the Company other than the Reporting Persons (the “Publicly Held Shares”). This amount excludes (a) the estimated funds required by the Reporting Persons to pay for the outstanding options to purchase Ordinary Shares, and (b) the estimated transaction costs associated with the purchase of the Publicly Held Shares.

The Reporting Persons intend to finance the Proposed Transaction (as outlined in Item 4 below) with a combination of debt and equity capital. The Reporting Persons are in preliminary discussions with potential sources that have expressed interest in providing financing to them.

ITEM 4	PURPOSE OF TRANSACTION

On April 1, 2012, Mr. Li, submitted a preliminary non-binding proposal (the “Proposal”) to the board of directors of the Company (the “Board”) for the acquisition of all of the Publicly Held Shares (the “Proposed Transaction”).

In the Proposal, Mr. Li proposed to acquire all of the Publicly Held Shares, for $4.30 per Ordinary Share, which represents a premium of approximately 40.1% to the volume-weighted average closing price during the last 90 trading days and a premium of approximately 26.5 % to the Company’s closing price on March 30, 2012.

Mr. Li intends to finance the Proposed Transaction with a combination of debt and equity capital. Mr. Li is in preliminary discussions with potential sources that have expressed interest in providing financing to them.

Mr. Li also indicated in the Proposal that he is prepared to negotiate and finalize the terms of the Proposed Transaction in definitive transaction documents, which will provide for covenants and conditions typical and appropriate for transactions of this type.

If the Proposed Transaction is completed, the Ordinary Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the NASDAQ Stock Exchange.

The foregoing summary of certain provisions of the Proposal is not intended to be complete. The foregoing summary of certain provisions of the Proposal is not intended to be complete. References to the Proposal in this Schedule 13D are qualified in their entirety by reference to the Proposal itself, a copy of which is attached hereto as Exhibit 7.02 and incorporated herein by reference as if set forth in its entirety.

Except as indicated above and elsewhere herein, none of the Reporting Persons have any present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of the instructions to Item 4 on Schedule 13D (although they reserve the right to develop such plan or proposal).

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b)            Mr. Li has sole voting and dispositive power over 13,513,569 Common Stock. Ms. Tse has sole voting and dispositive power over 4,510,565 Common Stock. By virtue of the above, they may both therefore be deemed to beneficially hold an aggregate of 18,024,134 shares of Common Stock, or 73.95% of the outstanding shares of Common Stock.

(c)            Except as described above, the Reporting Persons did not effect any transactions in the issuer’s securities within the past 60 days.

(d) –(e)            Not applicable.

ITEM 6	CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

For a brief description of the principal terms of the Proposed Transaction, the Proposal, please refer to Item 4 above.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons, dated April 2, 2012.
Exhibit 7.02	Non-Binding Proposal Letter

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2012

Jianquan Li

By:	/s/ Jianquan Li
Name: Jianquan Li

Dated: April 2, 2012

Ping Tse

By:	/s/ Ping Tse
Name: Ping Tse

EXHIBIT INDEX

Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons, dated April 2, 2012.
Exhibit 7.02	Non-Binding Proposal Letter

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, each of the undersigned hereby agrees that only one statement containing the information required by this Schedule 13D, and any further amendments to such Schedule 13D, need be filed with respect to the ownership by each of the undersigned of shares of stock of Winner Medical Group Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: April 2, 2012	JIANQUAN LI

	By:	/s/ Jianquan Li
	Name:	Jianquan Li

PING TSE

	By:	/s/ Ping Tse
	Name:	Ping Tse

Private & Confidential

PROPOSAL LETTER

April 1, 2012

Board of Directors

Winner Medical Group Inc.

Winner Industrial Park, Bulong Road

Longhua, Shenzhen

China 518109

Dear Sirs:

I, Jianquan Li, am pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the common stock of Winner Medical Group Inc. (the “Company”) that are not currently owned by me or my wife Ms. Ping Tse in a going-private transaction (the “Acquisition”).

I believe that my proposal of $4.30 in cash per share of common stock of the Company, will provide a very attractive alternative to the Company’s public stockholders. My proposal represents a premium of approximately 40.1% to the volume-weighted average closing price during the last 90 trading days and a premium of approximately 26.5% to the Company’s closing price on March 30, 2012.

The terms and conditions upon which I am prepared to pursue the Acquisition are set forth below. I am confident that an Acquisition can be closed on the basis as outlined in this letter.

1.	Purchase Price.

The consideration payable for each share of common stock of the Company (other than those held by me and my wife) will be $4.30 in cash.

2.	Financing.

I intend to finance the Transaction with a combination of debt and equity capital.

a.           Debt Financing.  I have held preliminary discussions with potential sources of debt financing, and expect to secure commitments for the debt financing, subject to the terms and conditions set forth therein, when the Definitive Agreements (as defined below) are executed.

b.          Equity Financing.  Equity financing would be provided from my existing holdings of common stock.  I have also held preliminary discussions with certain stockholders of the Company and other potential sources of equity financing, and may make agreements with them relating to possible investments in the Acquisition.

At this time there is no arrangement whatsoever with any stockholder of the Company or potential source of debt or equity financing for the Acquisition, and I do not propose to make any commitment prior to reaching transaction terms approved by the board of directors of the Company.

3.	Due Diligence.

Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. I would like to ask the board of directors of the Company to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing under a customary form of confidentiality agreement.

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Private & Confidential

4.	Definitive Agreements.

I am prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions very promptly. These documents will provide for covenants and conditions typical and appropriate for transactions of this type.

5.	Confidentiality.

My wife and I intend to jointly and promptly file a Schedule 13D to disclose this Proposal and my intention as discussed with the board of directors of the Company.  However, I am sure you will agree that it is in all of our interests to proceed in a confidential manner, other than as required by law, until definitive agreements providing for a transaction have been executed or we have terminated our discussions.

6.	Process.

I believe that the Acquisition will provide superior value to the Company’s public stockholders. I recognize that the board of directors of the Company will evaluate the Proposal independently before it can make its determination to endorse the Acquisition. Given my involvement in the proposed Acquisition, I also recognize that independent members of the Board will proceed to consider the proposed Acquisition. In considering my offer, you should be aware that I am interested only in acquiring the common stock of the Company that I and my wife do not already own, and that we do not intend to sell my stake in the Company to a third party.

7.	Advisors.

I have retained Skadden, Arps, Slate, Meagher & Flom LLP as my legal counsel in connection with the Proposal and the Acquisition.

8.	No Binding Commitment.

This Proposal does not constitute any binding commitment with respect to the Acquisition or any other transaction.  Any commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, I would like to personally express my sincerity to work with the board of directors of the Company to bring this Acquisition to a successful and timely conclusion.  Should you have any questions regarding these matters, please do not hesitate to contact me.

Sincerely,

/s/ Jianquan Li
Jianquan Li

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